UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 24, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Bulletin Board

24 May 2006

Arlington, VA – Metal Storm Limited today released the following statement which will be published in the “Bulletin Board” section of the Company website. The Company website address is www.metalstorm.com.

From today the Company will post items of information and news on this
Bulletin Board rather than continue with the “CEO Corner”.  Interested shareholders should check every few weeks for updates etc.

Since the Company’s AGM, late April, there has been good progress on balanced internal cost cutting, further contract work has been announced and the second stage of the capital raising is progressing well.

With the Share Purchase Plan raising of $3 million and with current cash on hand the Company has about 6 months funded operation without additional income or the intended rights issue of notes being taken into account.  When these are included the funding horizon is over 3 years based on current plans.

With the matters of funds in bank and monthly burn rate dealt with, the
Directors recently prioritized the restructure of Company efforts around contracts and products.

To that end the Company has committed to:

1) Undertaking all contract work in the USA.

2) Undertaking all internal research and development in Australia.

3) Deliver 2 products, RedbackTM and 3GL to market as soon as is possible by full support from, to and with our determined teaming partners.

 The product focus is on delivery of RedbackTM and 3GL in that order.  Details on these products are elsewhere on this site.  Both are 40mm applications and we confidently expect that the work on RedbackTM and 3GL will deliver further easy reach 40mm applications.

 Shareholders should know that past projects have not ceased unless it has been otherwise advised to the market.  One of management’s tasks is to ensure projects of value are adequately supported where our test for support includes how rapidly projects are being moved by their sponsors and funds are being made available.

 There are no other projects of greater priority now than RedbackTM and 3GL because these have a clear path to delivery with sustainable markets not met by other product.

4) The contract work will continue to provide technical learnings and some income.  We will vigorously pursue contracts in the US where those contracts provide funding with learning spin offs and potential markets of value.

5) Where priorities have to be set on economic or scientific grounds the priority will be given to RedbackTM and 3GL.

6) The Company’s determination on RedbackTM and 3GL is based on internal modeling of market size and value, time to market, fit of the technology as a product enabler and probability of sales in volume.

In short, the Company is determined to advance its Teaming Arrangements with
EOS and STK for product delivery with new rigor and focus.  By separating responsibility for contracts from that of the product delivery of RedbackTM and 3GL the Company has established task specific teams with clear responsibility and accountability.

No one should assume that this will necessarily mean product delivery this year.  The best guide to timing on this is in EOS’s market release and on their website.

One other matter for the record:  the Company now does huge amounts of work with only 20 people.  We need all of those resources concentrated on the right technical and economic outcomes.

Perhaps because of the Company’s history there has been a habit within Metal
Storm of responding to shareholder requests, letters and phone calls on a personal basis.  We cannot continue to do that.  It is inappropriate under the laws which govern disclosure and, although the Company has been sensitive to that, the better path is to eliminate that risk.  As well, right now the
Company’s staff must minimize distractions from the real task of delivering the goods.  As a consequence all correspondence from shareholders will be responded to as courtesy properly demands, but simply to thank the caller/writer for their interest.  However, the matters raised will be recorded and, as appropriate in time and circumstance, will be dealt with on this Bulletin Board.

It is the Company’s intention to provide more detail on the RedbackTM and 3GL projects once we have agreed on those disclosures with our teaming partners.
In particular we are keen to advise the milestones in the projects so the
Company can measure and be measured by our progress to delivery.

Terry O’Dwyer
Executive Chairman

Ends

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

Company Contact:
Investor queries:  Jim MacDonald, Chief Financial Officer– Metal Storm Limited
- Ph: +61 (0) 7 3221 9733

About Metal Storm
Metal Storm Limited is a multi-national defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology.  The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio.  The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

About ST Kinetics
ST Kinetics is the land systems arm of Singapore Technologies Engineering. It provides integrated systems, specialty vehicles and their related services for defence, government and commercial applications. This includes design and development, systems integration, production, operations & support and life cycle management.

Through its subsidiary, Advanced Material Engineering Pte Ltd, ST Kinetics
also designs and manufactures a comprehensive suite of 40 mm munition solutions, conventional and smart munitions, advanced protective materials as well as guided system components.  It also provides consultancy, design and engineering services for homeland security solutions.

About Electro Optic Systems Holdings Limited
EOS is a public Company, specializing in the design, development and production of sophisticated laser technologies, including supporting software and electronic sub-systems. EOS’ advanced technologies are applied to a variety of sighting and surveillance applications in the aerospace and defense markets.

The combat-proven EOS sensor and fire control systems are currently deployed in the US Army CROWS (Common Remotely Operated Weapons System) program which has been successfully fielded since 2003, and is used in operations in Iraq.
The EOS integrated surveillance and fire control technology employs state-of-the-art multi-spectral sensors and fire control software for direct-fire ballistic weapons.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: 05/24/2006	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary